November 5, 2019

Douglas Godshall
President & Chief Executive Officer
ShockWave Medical, Inc.
5403 Betsy Ross Drive
Santa Clara, California 95054

       Re: ShockWave Medical, Inc.
           Draft Registration Statement on Form S-1
           Submitted October 30, 2019
           CIK No. 0001642545

Dear Mr. Godshall:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:    Alan F. Denenberg - Davis Polk & Wardwell LLP